[Reference Translation]

October 3, 2024

Company name: TOYOTA MOTOR CORPORATION
Representative: Koji Sato, President
(Code number:7203; TSE Prime/NSE Premier)
Inquiries: Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares conducted in September pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, as described in the “Notice Concerning the Determination of Matters Relating to the Repurchase of Shares of our Common Stock” given on May 8, 2024, and “Notice Concerning Share Repurchase Through Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) and Increase in the Maximum Limit of Share Repurchases” given on September 24, 2024, as follows:

1. Class of shares repurchased	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased	319,795,675 shares

3. Total purchase price	JPY 884,485,350,975

4. Period of repurchase	From September 1, 2024 to September 30, 2024

(Reference)

I.	Repurchase of shares resolved at meetings of the board of directors held on May 8, 2024 and September 24, 2024

(1) Class of shares to be repurchased	Common stock of TMC

(2) Total number of shares to be repurchased	530 million shares (maximum)

(3) Total purchase price	JPY 1.2 trillion (maximum)

(4) Period of repurchase	From May 9, 2024 to April 30, 2025

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of September 30, 2024)

(1) Total number of shares repurchased	319,795,675 shares

(2) Total purchase price	JPY 884,485,350,975

(Note)

As stated in the “Notice Concerning Results of Repurchase of Shares Through Tender Offer” released on August 27, 2024, TMC conducted a tender offer for its own shares (period of the tender offer: from July 24, 2024 to August 26, 2024). The “total number of shares repurchased” and the “total purchase price” above include the total number of shares repurchased through the tender offer and the total purchase price for them, as the date of commencement of settlement of the tender offer was September 18, 2024. TMC acquired through the tender offer a total of 290,122,375 shares of its common stock, and the total purchase price for them was 806,830,324,875 yen.